SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports Strong Second Quarter 2006 Results dated July 27, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports Strong Second Quarter 2006 Results

Thursday July 27, 8:00 am ET

Revenues Reach $22.0 Million

Diluted EPS is $0.14

FAIR LAWN, N.J.--(BUSINESS WIRE)--July 27, 2006--RADVISION(R) (NASDAQ: RVSN -
News) today announced that revenues for the second quarter of 2006 reached a record $22.0 million, representing a 26% increase from $17.5 million reported in the second quarter of 2005.

Operating income for the second quarter of 2006 was $2.1 million. Excluding the effect of stock-based compensation expense related to the adoption of FAS123R, the Company achieved operating income of $3.3 million. This compares with operating income of $2.2 million in the second quarter of 2005.

Net income for the 2006 second quarter was $3.2 million, or $0.14 per diluted share. Excluding the effect of stock-based compensation expense, net income was $4.4 million or $0.20 per diluted share. This compares with $2.9 million or $0.13 per diluted share reported in the 2005 second quarter.

The Company had forecast that 2006 second quarter revenues would approximate $21.5 million and that net income would approximate $3.1 million or $0.14 per diluted share including stock-based compensation expense related to the adoption of FAS123R. Excluding this item, the Company expected second quarter 2006 net income to be $4.3 million or $0.19 per diluted share.

Business unit revenues for the second quarter of 2006 consisted of $16.0 million in Networking Business Unit (NBU) sales and $6.0 million in Technology Business Unit (TBU) sales, representing increases of 35% and 7%, respectively, over the second quarter of 2005. NBU revenues exceeded the Company's forecast and TBU revenues were in line with it.

For the first six months of 2006, revenues were $42.1 million, operating income was $4.0 million and net income was $6.1 million or $0.27 per diluted share. Excluding the effect of stock-based compensation expense, operating income for the first six months of 2006 was $6.3 million and net income was $8.4 million or $0.37 per diluted share. For the first half of 2005, revenues were $33.8 million, operating income was $4.1 million and net income was $5.4 million or $0.24 per diluted share.

The Company ended the second quarter of 2006 with approximately $138.5 million in cash and liquid investments, an increase of $2.8 million from March 31, 2006, and equivalent to $6.23 per basic share. The increase reflects cash flow from operations of $2.7 million and income of $541,000 from the exercise of options, offset by $461,000 in capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "Our main growth driver in the second quarter was the successful worldwide launch of our new SCOPIA(TM) v.5 platform and iView management application, which contributed to a 33% increase in our room conferencing revenues over the second quarter of 2005 and a 60% increase sequentially. We shipped SCOPIA v.5 for the largest phase of the Defense Information Systems Agency (DISA) DVS-II project that we won with Cisco and Northrop Grumman late last year. Our second quarter DISA sales were made through Cisco, our largest channel partner. Total Cisco revenues rose 70% year-over-year. Our non-Cisco channel sales in the Americas also were strong in the quarter.

"Revenues from our Click to Meet(R) desktop solution were double those of the 2005 second quarter but were lower than the first quarter mainly because certain budgets for new Federal projects were held back. However, our second quarter included another sale for BVTC, or Battlefield Video Conferencing, which is deployed by the U.S. Army for real-time war applications. Click to Meet is an essential part of our broad strategy for unified communications. We recently announced that Click to Meet supports Microsoft's RTVideo advanced video codec as well as demonstrated its High Definition capabilities, as we continue to develop first-to-market advances. We expect Click to Meet sales to resume sequential growth in the third quarter.

"3G revenues rose 11% from the second quarter of 2005 reflecting sales to mobile operators and applications service providers both in EMEA and Asia Pacific but were below the record level achieved in the first quarter. Our 3G revenues continue to fluctuate because 3G video is mainly in the trial and pilot phase.

"Our TBU revenues grew 7% from the second quarter of 2005. That growth included strong sales of licenses for our SIP and SIP Server toolkits. We recently announced the availability of an IMS-compliant SIP Toolkit, the first in what will become a comprehensive portfolio of IMS development products. They also included license sales of our 3G-324 toolkits along with related sales in professional services and of our 324M ProLab(TM) testing tool. Earlier this week we reported that Quanta Computer, one of China's leading developers of computers, storage devices and displays, will use our 3G-324 Toolkit and testing tool to develop a video-enabled 3G mobile handset based on Windows Mobile 5.0 operating system and running on an Intel application chip and Qualcomm baseband chip."

Mr. Raviv concluded: "Our growth in the second quarter reflected our focus on execution and the advancement of our technology leadership. We will continue to pursue our strategy of enabling and advancing unified communications."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the third quarter of 2006 to be approximately $23.2 million and net income to approximate $3.4 million or $0.15 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.3 million or $0.06 per diluted share. Excluding this item, third quarter 2006 net income is expected to be $4.7 million or $0.21 per diluted share. That compares to third quarter 2005 revenues of $19.1 million and net income of $4.0 million or $0.18 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

Second Quarter 2006 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its second quarter 2006 results and third quarter outlook, today, Thursday, July 27, 2006 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-323-2711 (International dialers may call +1-212-547-0460) by 8:45 a.m. (Eastern) on July 27th. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: http://www.radvision.com/Corporate/Investors/IR_2Q06_webcast.htm. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:59 p.m. (Eastern) on August 3rd. To access the replay, please dial 1-888-566-0573 (International dialers may call +1-203-369-3068).

The PowerPoint presentation highlighting key financial metrics as well as the third quarter 2006 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on July 27th and will be archived on the website until the end of the third quarter.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                 RADVISION LTD.
                        Consolidated Statements of Income
               (U.S. Dollars in thousands, except per share data)

                         Three months ended       Six months ended
                              June 30,                June 30,
                        ---------------------   ----------------------
                          2006        2005        2006        2005
                        ---------   ---------   ---------   ----------
                            (Unaudited)              (Unaudited)
                        ---------------------   ----------------------

Revenues                $  22,004   $  17,473   $  42,140   $  33,753
Cost of revenues            4,429       3,103       8,080       5,879
                        ---------   ---------   ---------   ----------

Gross profit               17,575      14,370      34,060      27,874
                        ---------   ---------   ---------   ----------

Operating costs and
 expenses:
 Research and
  development               6,160       5,054      11,905       9,709
 Marketing and selling      7,767       6,006      15,166      11,763
 General and
  administrative            1,515       1,152       2,976       2,311
                        ---------   ---------   ---------   ----------

Total operating costs
 and expenses              15,442      12,212      30,047      23,783
                        ---------   ---------   ---------   ----------

Operating income            2,133       2,158       4,013       4,091
Financial income, net       1,433         768       2,704       1,329
                        ---------   ---------   ---------   ----------

Income before taxes         3,566       2,926       6,717       5,420
Taxes on income, net          355          30         609          30
                        ---------   ---------   ---------   ----------

Net income              $   3,211   $   2,896   $   6,108   $   5,390
                        =========   =========   =========   ==========

Basic net earnings per
 Ordinary share         $    0.14   $    0.14   $    0.28   $    0.26
                        =========   =========   =========   ==========

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Basic     22,216,021  20,994,973  22,105,694  20,854,595
                        ==========  ==========  ==========  ==========

Diluted net earnings
 per Ordinary share     $    0.14   $    0.13   $    0.27   $    0.24
                        =========   =========   =========   ==========

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Diluted   22,604,467  22,020,946  22,532,464  22,027,068
                        ==========  ==========  ==========  ==========

                                 RADVISION LTD.
                        Consolidated Statements of Income
             Reconciliation of GAAP to NON-GAAP Operating Results(1)
               (U.S. Dollars in thousands, except per share data)

                                    Three months ended
                                         June 30,
                     -------------------------------------------------
                               2006                    2005
                     -------------------------------------------------
                                       (Unaudited)
                     -------------------------------------------------
                                   Non GAAP
                                   adjustment
                                  share-based  Non GAAP
                    GAAP results compensation   results  GAAP results
                    (as reported)     (1)      Pro Forma (as reported)
                     -------------------------------------------------

Revenues             $    22,004       $    - $    22,004 $    17,473
Cost of revenues           4,429           96       4,333       3,103
                     ------------      ------ ----------- ------------

Gross profit              17,575           96      17,671      14,370
                     ------------      ------ ----------- ------------

Operating costs and
 expenses:
 Research and
  development              6,160          382       5,778       5,054
 Marketing and
  selling                  7,767          500       7,267       6,006
 General and
  administrative           1,515          237       1,278       1,152
                     ------------      ------ ----------- ------------

Total operating costs
 and expenses             15,442        1,119      14,323      12,212
                     ------------      ------ ----------- ------------

Operating income           2,133        1,215       3,348       2,158
Financial income, net      1,433            -       1,433         768
                     ------------      ------ ----------- ------------

Income before taxes        3,566        1,215       4,781       2,926
Taxes on income, net         355            -         355          30
                     ------------      ------ ----------- ------------

Net income           $     3,211       $1,215 $     4,426 $     2,896
                     ============      ====== =========== ============

Basic net earnings
 per Ordinary share  $      0.14       $ 0.06 $      0.20 $      0.14
                     ============      ====== =========== ============

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Basic   22,216,021               22,216,021  20,994,973
                     ============             =========== ============

Diluted net earnings
 per Ordinary share  $      0.14       $ 0.06 $      0.20 $      0.13
                     ============      ====== =========== ============

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Diluted 22,604,647               22,604,647  22,020,946
                     ============             =========== ============

(1) To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), we use non GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses we recorded for stock compensation in accordance with SFAS 123R. These non GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non GAAP results provide useful information to both management, and investors as these non GAAP results exclude the expenses we recorded for stock compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these non GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These Non GAAP measures may be different than the non GAAP measures used by other companies.

                                 RADVISION LTD.
                        Consolidated Statements of Income
             Reconciliation of GAAP to NON-GAAP Operating Results(1)
               (U.S. Dollars in thousands, except per share data)

                                     Six months ended
                                         June 30,
                     -------------------------------------------------
                               2006                    2005
                     -------------------------------------------------
                                      (Unaudited)
                     -------------------------------------------------
                                   Non GAAP
                                   adjustment
                                  share-based  Non GAAP
                    GAAP results compensation   results  GAAP results
                    (as reported)     (1)      Pro Forma (as reported)
                     -------------------------------------------------

Revenues             $    42,140       $    - $    42,140 $    33,753
Cost of revenues           8,080          165       7,915       5,879
                     ------------      ------ ----------- ------------

Gross profit              34,060          165      34,225      27,874
                     ------------      ------ ----------- ------------

Operating costs and
 expenses:
 Research and
  development             11,905          681      11,224       9,709
 Marketing and
  selling                 15,166          939      14,227      11,763
 General and
  administrative           2,976          458       2,518       2,311
                     ------------      ------ ----------- ------------

Total operating costs
 and expenses             30,047        2,078      27,969      23,783
                     ------------      ------ ----------- ------------

Operating income           4,013        2,243       6,256       4,091
Financial income, net      2,704            -       2,704       1,329
                     ------------      ------ ----------- ------------

Income before taxes        6,717        2,243       8,960       5,420
Taxes on income, net         609            -         609          30
                     ------------      ------ ----------- ------------

Net income           $     6,108       $2,243 $     8,351 $     5,390
                     ============      ====== =========== ============

Basic net earnings
 per Ordinary share  $      0.28       $ 0.10 $      0.38 $      0.26
                     ============      ====== =========== ============

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Basic   22,105,694               22,105,694  20,854,595
                     ============             =========== ============

Diluted net earnings
 per Ordinary share  $      0.27       $ 0.10 $      0.37 $      0.24
                     ============      ====== =========== ============

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Diluted 22,532,464               22,532,464  22,027,068
                     ============             =========== ============

(1) To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles (GAAP), we use non GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses we recorded for stock compensation in accordance with SFAS 123R. These non GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non GAAP results provide useful information to both management, and investors as these non GAAP results exclude the expenses we recorded for stock compensation in accordance with SFAS 123R that we believe are not indicative of our core operating results. Further, these non GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These Non GAAP measures may be different than the non GAAP measures used by other companies.

                                 RADVISION LTD.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                                 June 30, December 31,
                                                   2006       2005
                                                 -------- ------------
   ASSETS                                        Unaudited  Audited
                                                 --------- -----------

CURRENT ASSETS:
  Cash and cash equivalents *)                   $ 12,308    $ 32,927
  Short-term bank deposits *)                      32,040      17,503
  Short-term marketable securities *)              43,756      46,015
  Trade receivables, net                           13,145      12,257
  Other accounts receivable and prepaid expenses    3,635       4,318
  Inventories                                       4,744       2,593
                                                 ---------   ---------
Total current assets                              109,628     115,613
                                                 ---------   ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term bank deposits *)                       17,367      11,395
  Long-term marketable securities *)               32,984      17,111
  Severance pay fund                                3,247       2,931
                                                 ---------   ---------
Total long-term investments and receivables        53,598      31,437
                                                 ---------   ---------
Property and equipment, net                         3,584       3,190
                                                 ---------   ---------
Goodwill                                            2,966       2,966
                                                 ---------   ---------
Intangible assets, net                              2,996       3,542
                                                 ---------   ---------
Total assets                                     $172,772    $156,748
                                                 =========   =========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                 $  3,917    $  1,783
  Deferred revenues                                 8,996       8,533
  Accrued expenses and other accounts payable      12,717      12,122
                                                 ---------   ---------
Total current liabilities                          25,630      22,438
                                                 ---------   ---------
Accrued severance pay                               4,098       3,643
                                                 ---------   ---------

Total liabilities                                  29,728      26,081
                                                 ---------   ---------
SHAREHOLDERS' EQUITY:

  Share capital                                       227         218
  Additional paid-in capital                      120,463     116,446
  Deferred stock compensation                       2,243           -
  Retained earnings (accumulated deficit)          20,111      14,003
                                                 ---------   ---------
Total shareholders' equity                        143,044     130,667
                                                 ---------   ---------
Total liabilities and shareholders' equity       $172,772    $156,748
                                                 =========   =========
*) Total cash and liquid investments             $138,455    $124,951
                                                 =========   =========

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Comm-Partners LLC
Investor Relations:
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  July 27, 2006